Exhibit 99.1

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies mails Proxy Material

Toronto, ON, and San Jose, CA, May 14, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — announces that, with respect to the Annual and Special Meeting of shareholders (“AGSM”) to be held in San Jose, California on June 12, 2015, the Proxy Materials have being sent to shareholders using the Notice and Access method.  As such, registered shareholders should be receiving a proxy by mail and non-registered shareholders should be receiving a voting instruction form.  The Proxy Materials, which include the Notice of Meeting & Management Information Circular booklet, the annual financial statements and the MD&A for the fiscal year ended December 31, 2014 were filed on SEDAR at www.sedar.com and are also be available for download from the Company’s website at www.poet-technologies.com/agm.  Shareholders will be able to obtain a printed copy of the Proxy Materials by contacting the Secretary of the Company or TMX Equity Transfer Services Inc.  In addition to the usual matters to be presented at the AGSM, including the appointment of auditors and election of directors, shareholders will be asked to consider an ordinary resolution to approve the Stock Option Plan (the “SOP”) as amended for 2015 and a special resolution (the ‘‘Consolidation Resolution’’) authorizing, subject to regulatory approval, the filing of articles of amendment to consolidate the Company’s common shares on the basis of one (1) new share for a maximum of every three (3) shares of the Company issued and outstanding (the “Consolidation”) and change the name of the Company to POET Technologies Corp. (the ‘‘Name Change”) under the Ontario Business Corporations Act (the “OBCA”).

The SOP was amended to bring it in line with the current Policies of the TSX Venture Exchange (“TSXV”) and:

1.              to increase the number of shares reserved (the “Fixed Number”) under the SOP from 31,925,000 to the greater of 36,000,000 or 20% of the number of issued and outstanding common shares of the Company at the close of business on the day prior to the day of the AGSM; and

2.              to change the maximum time allowable for the exercise of vested options following the date an officer or director ceases to be in that role from 180 days to one year.

The purpose of the increasing the exercise period is to ensure that departing officers and directors are not forced to exercise their options and sell the shares within a short period of time, thereby potentially depressing the stock price.  The 36,000,000 Fixed Number represents about 20% of the current issued and outstanding shares of the Company and a net increase of 4,075,000 from the 2014 SOP.

Subject to the approval of the TSXV, approval of the special resolution by holders of common shares would give the Board authority to implement the Consolidation at any time prior to the next annual meeting of Shareholders.  Notwithstanding approval of the proposed Consolidation by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Consolidation without further approval or action by or prior notice to shareholders.  The Board has not yet determined whether the Company will complete the Consolidation or, if there is a Consolidation, whether that the ratio will be in the maximum amount for which authorization is being requested.

The Directors of the Company will only complete the Consolidation if they believe that it is in the best interest of shareholders at a particular time, and only with a specific strategic objective.  If the shares were consolidated on the basis of one (1) new share for a maximum of every three (3) pre-consolidation shares, based on the currently issued 180,004,384 shares of the Company, the resulting number of shares issued and outstanding would be 60,001,461 (rather than the approximately 35,967,877 number stated in the Management Information Circular which reflected a maximum of 1:5 consolidation approved at the last annual meeting of shareholders as opposed to the currently proposed maximum 1:3 consolidation). The potential benefits of the consolidation are: greater investor interest, improved trading liquidity, possibility of raising additional capital at higher share price, and ability to meet listing requirements of more senior stock exchanges.  The risks associated with the Consolidation are: the post consolidation share price may be lower than it was before the Consolidation on an arithmetic equivalent basis, the liquidity of the shares could be adversely affected by the reduced number of shares, the Company may still be unable to meet the listing requirements of more senior stock exchanges, and an increase in the number of shareholders owning “odd lots” of less than 100 shares which are generally harder to sell.

For more information on these matters to be voted on at the AGSM, please consult the Management Information Circular.

Non-registered shareholders wishing to attend the AGM and vote in person must have themselves appointed as proxyholder and submit their voting instruction form before 12:00 noon (Eastern time) on June 10, 2015.

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About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With its head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and patents pending for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the possible effects of a potential consolidation of the Company’s securities.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.